Filed pursuant to Rule 433
April 7 , 2007
Relating to Preliminary Pricing Supplement No.591 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. Bearish Reverse Exchangeable Securities
Preliminary Pricing Sheet – April 7, 2008
10.70% (PER ANNUM) THREE MONTH CSX CORPORATION, BEARISH 'KNOCK-IN' REXSM DUE July 21, 2008

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P AA)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	10.70% (Per Annum), Three Month Bearish Knock-in Reverse Exchangeable Securities due July 21, 2008
Underlying Stock:	Common Stock of CSX Corporation (Bloomberg code: CSX <US><Equity>)
Coupon:	10.70% (Per Annum), payable monthly in arrears on the 21th day of each month starting on May 21, 2008 and ending on the Maturity Date.
Coupon Breakdown:	Interest Rate: 2.61% Option Premium 8.09%
Denominations/Principal:	Each Security has a principal amount of $1,000, subject to a minimum purchase of 5 Securities ($5,000).
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:
The payment at maturity of each Security is based on the performance of the Underlying Stock, as follows:
(i) If the closing price of the Underlyng Stock on the primary U.S. exchange or market for such Underlying Stock has not risen above the knock-in level on any trading day from but not including the pricing date to and including the determination date, we will pay you the principal amount of such Security in cash.
(ii) If the closing price of the Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has risen above the knock-in level on any trading day from but not including the pricing date to and including the determination date:
(a) in the event the closing price of the Underlying Stock on the determination date is at or below the initial price, we wll pay you the principal amount of such Security in cash; or
(b) in the event the closing price of such Underlying Stock on the determination date is above the initial price but less than 200% of the initial price, we will deliver to you a number of shares of the Underlying Stock equal to the stock redemption amount; or
(c) in the event the closing price of such Underlying Stock on the determination date is 200% or more of the initial price, you will not receive any cash payment or shares of Underlying Stock.
This means that if the closing price of the Underlying Stock rises above the Knock-in Level on any trading day from but not including the pricing date to and including the determination date and the closing price of the Underlying Stock on the determination date is higher than the initial price, you will lose some or all of your initial principal investment.
You wll receive cash in lieu of fractional shares. If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying Stock are not available for delivery at maturity we may pay you, in lieu of the Stock Redemption Amount, the cash value of the Stock Redemption Amount, determined by multiplying the Stock Redemption Amount by the Closing Price of the Underlying Stock on the Determination Date.

Stock Redemption Amount:	A number of shares of the Underlying Stock equal to the stock redemption value divided by the final price
Stock Redemption Value:	A dollar amount equal to $1,000 multiplied by (200% minus the stock return).
Stock Return:	A percentage of the initial price of the Underlying Stock, calculated as follows: Initial Price Final Price x 100
Initial Price:	100% of the closing price per share of the Underlying Stock on the pricing date, subject to certain adjustments as described in the related pricing supplement.
Final Price:	100% of the closing price per share of the Underlying Stock on the determination date.
Knock-in Level:	120% of the initial price.

Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00083GLV4 ISIN: US00083GLV40
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Pricing Date:	April 16, 2008
Settlement Date:	April 21, 2008
Determination Date:	July 16, 2008 subject to certain adjustments as described in the related pricing supplement
Maturity Date:	July 21, 2008 (three months)

ABN AMRO has filed a registration statement (including a prospectus and pricing supplement) with the SEC for the offering to which this communication relates. Before any investor invests in the product described herein, such investor should read the prospectus and pricing supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the securities.

Investors may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send investors the prospectus if investors request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are senior notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment, if any, at maturity is determined based on the performance of the Underlying Stock to which the Securities are linked.  Therefore your principal is at risk.  The risk of losing some or all of your initial principal investment increases as the price of the Underlying Stock rises.

What will I receive at maturity of the Securities?

You are not guaranteed to receive any payment at maturity.  Payment at maturity, if any, depends on the performance of the Underlying Stock.  If the closing price of the Underlying Stock on the relevant exchange has not risen above the Knock-In Level on any trading day from but not including the pricing date to and including the determination date (such period, the “Knock-In Period”), at maturity we will pay you the principal amount of such Security in cash.

If, on the other hand, the closing price of the Underlying Stock on the relevant exchange has risen above the Knock-In Level on any trading day during the Knock-In Period, at maturity:

•	in the event the closing price of such Underlying Stock is at or below the initial price on the determination date, we will pay you the principal amount of such Security in cash; or

•
in the event the closing price of such Underlying Stock is above the initial price but less than 200% of the initial price on the determination date, we will deliver to you a number of shares of such Underlying Stock, which we call the stock redemption amount, in exchange for such Security; or

•
in the event the closing price of such Underlying Stock is 200% or more of the initial price on the determination date, you will not receive any cash payment or shares of such Underlying Stock and you will have lost your entire initial principal investment.

You will receive cash in lieu of fractional shares. If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying Stock are not available for delivery at maturity we may pay you, in lieu of the Stock Redemption Amount, the cash value of the Stock Redemption Amount, determined by multiplying the Stock Redemption Amount by the Closing Price of the Underlying Stock on the Determination Date.

Accordingly, if the closing price of the Underlying Stock rises above the Knock-in Level during the Knock-in Period and the closing price of the Underlying Stock on the determination date is higher than the initial price, you will lose some or all of your initial principal investment.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because you, the investor in the Securities, indirectly sell a knock-in call spread option to us on the shares of the Underlying Stock. The premium due to you for this knock-in call spread option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities.

What are the consequences of the indirect knock-in call spread option that I have sold you?

In order to create the feature of exchangeability built into the Securities, the Securities contain a knock-in call spread option which entitles us to any appreciation in the price of the Underlying Stock above the initial price, as follows:

•     If the closing price of the Underlying Stock on the relevant exchange never rises above the knock-in level on any trading day during the Knock-in Period, then we will pay you in cash the principal amount of each Security at maturity.

•     If the closing price of the Underlying Stock on the relevant exchange rises above the knock-in level on any trading day during the Knock-in Period, then:

(i)      if the closing price of the Underlying Stock on the determination date is equal to or less than the initial price, you will receive $1,000 for each Security you hold; or

(ii)     if the closing price of the Underlying Stock on the determination date is above the initial price but less than 200% of the initial price, you will receive a number of shares of Underlying Stock for each Security you hold, which we call the stock redemption amount. The stock redemption amount will be determined on the determination date; or

(iii)    if the closing price of the Underlying Stock on the determination date is 200% or more of the initial price then you will not receive any cash payment or shares of the Underlying Stock with respect to the Securities and you will have lost your entire initial principal investment.

At maturity we will determine whether or not you will receive any payment and if so whether the payment will be in cash or shares of the Underlying Stock, by reference to the closing price of the Underlying Stock on the determination date.

Because, in the circumstances described in (ii) above, the Securities may be exchangeable into shares of the Underlying

Stock, such securities are generally referred to as “reverse exchangeable securities.”

However, because your return, if any, at maturity of the Securities will generally fall if the price of the Underlying Stock rises we call the Securities "Bearish" securities.

Finally, the feature of exchangeability is created only if the closing price of the Underlying Stock on the relevant exchange rises above the knock-in level on any trading day during the Knock-in Period.

Accordingly we call the Securities “Bearish Knock-in Reverse Exchangeable Securities.”

If we deliver shares of Underlying Stock to you at maturity, the market value of such shares of Underlying Stock at the time you receive those shares will be less than the principal amount of the Securities.  However, you are not guaranteed to receive any return of principal at maturity.

How are the Stock Redemption Amount, Stock Redemption Value and Stock Return determined?

The stock redemption amount for each $1,000 principal amount of a Security is calculated on the determination date and is equal to the stock redemption value divided by the final price. The value of any fractional shares of such Underlying Stock that you are entitled to receive, after aggregating your total holdings of the Securities linked to such Underlying Stock, will be paid in cash based on the closing price of such Underlying Stock on the determination date.

The stock redemption value for each $1,000 principal amount of a Security is a dollar amount which is calculated as follows:

the greater of zero and $1,000 x (200% - Stock Return)

The stock return is a percentage of the initial price of the Underlying Stock, calculated as follows:

Final Price   x 100
Initial Price

If the stock return is 200% or more the stock redemption value will be zero and you will not receive any payment, either in cash or in shares of Underlying Stock, at maturity.  In such a case you will have lost all of your initial principal investment.

What interest payments can I expect on the Securities?

The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of whether the Securities are redeemed for cash or shares or you receive no payment at all at maturity.

Can you give me some examples of the payment at maturity?

Example 1:

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of a share of underlying stock was $55.00 and the knock-in level for such offering was 120%, then the knock-in level would be $66.00, or 120% of the initial price.

If the closing price of that hypothetical underlying stock rose above the knock-in level of $66.00 on any trading day during the Knock-in Period, then the payment at maturity would depend on the closing price of the underlying stock on the determination date. In this case, if the closing price of the underlying stock on the determination date is $60.00 per share, which is above the initial price level, the stock return would be 109.09% ($60.00 divided by $55.00 times 100 or 109.09%), the stock redemption value would be $1,000 times 90.91% (200% minus 109.09% equals 90.91%) or $909.10. The stock redemption amount would then be equal to $909.10 divided by $60.00 or 15.152.  Accordingly, at maturity you would receive 15.152 shares of underlying stock for each $1,000 principal amount of the securities. (In actuality, because we cannot deliver fractions of a share, you would receive on the maturity date for each $1,000 principal amount of the securities 15 shares of underlying stock plus $9.12 cash in lieu of 0.152 fractional shares, determined by multiplying 0.152 by $60.00, the closing price per share of underlying stock on the determination date.)  In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum. In this hypothetical example, the market value of those 15 shares of underlying stock (including the cash paid in lieu of fractional shares) that we would deliver to you at maturity for each $1,000 principal amount of security would be $909.12, which is less than the principal amount of $1,000, and you would have lost a portion of your initial principal investment. If, on the other hand, the closing price of the underlying stock on the determination date is $50.00 per share, which is below the initial price level, you would receive $1,000 in cash for each $1,000 principal amount of the securities regardless of the knock-in level having been breached. In addition, over the life of the Securities you would have received interest payments at a rate of 10% per annum.

Example 2:

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of a share of underlying stock was $55.00 and the knock-in level for such offering was 120%, then the knock-in level would be $66.00, or 120% of the initial price.

If the closing price of the underlying stock never rises above $66.00, which is the knock-in level, on any trading day during the Knock-in Period, at maturity you will receive $1,000 in cash for each security you hold regardless of the closing price of the underlying stock on the determination date. In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum.

Example 3:

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of a share of underlying stock was $55.00 and the knock-in level for such offering was 120%, then the knock-in level would be $66.00, or 120% of the initial price.

If the closing price of that hypothetical underlying stock rose above the knock-in level of $66.00 on any trading day during the Knock-in Period, then the payment at maturity would depend on the closing price of the underlying stock on the determination date.  In this case, if the closing price of the underlying stock on the determination date is $110.00 per share, which is above the initial price level, the stock return would be 200% ($110.00 divided by $55.00 or 200%), the stock redemption value would be $1,000 times 0% (200% minus 200% equals 0%) or $0.00. Accordingly, at maturity you would not receive any payment in cash or delivery of any shares of Underlying Stock and you would have lost your entire initial principal investment.

These examples are for illustrative purposes only and are based on a hypothetical offering. It is not possible to predict the closing price of the Underlying Stock on the determination date or at any time during the life of the Securities.  For each offering, we will set the initial price and Knock-In Level on the pricing date.  The stock redemption amount is determined on the determination date.

Do I benefit from any depreciation in the Underlying Stock over the life of the Securities?

No. The amount paid at maturity for each $1,000 principal amount of the Securities will never exceed $1,000 no matter how much the price of the Underlying Stock falls below the initial price.  You risk losing some or all of your initial principal investment if the price of the Underlying Stock rises but your maximum payment at maturity will not increase beyond $1,000 per Security if the price of the Underlying Stock falls or remains unchanged.

How does any appreciation in the Underlying Stock over the life of the Securities affect me?

If the closing price of the Underlying Stock breaches the Knock-In Level during the Knock-in Period and its closing price on the determination date is above the initial price, you will lose some or all of your initial principal investment.  The risk of losing some or all of your initial principal investment increases as the price of the Underlying Stock rises.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent.  As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of the Underlying Stock rises above the Knock-In Level on any trading day during the Knock-In Period, you will be exposed to any increase in the price of the Underlying Stock above the closing price of such Underlying Stock on the date the Securities were priced. Accordingly, you may lose some or all of your initial principal investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the aggregate fixed coupon payment you earn during the term of the Securities.  This means that you will not benefit from any price depreciation in the Underlying Stock, nor will you receive dividends paid on the Underlying Stock, if any. Accordingly, you will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the Underlying Stock declines during the term of the Securities or on the Determination Date. The return on a Security may be significantly less than the return on a product whose return is linked to any depreciation in the Underlying Stock to which the Security is linked during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Bearish Knock-in Reverse Exchangeable Securities, we and every investor agree to characterize the Securities as consisting of a Call Option and a Deposit of cash with the issuer. Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Call Option to ABN AMRO (referred to as Call Premium). Under this characterization, the receipt of the Call Premium should not be taxable upon receipt.

If the Call Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Call Premium received. If the Call Option is exercised (i.e., the final payment on the Securities is paid in the applicable Underlying Stock or there is no final payment on the Securities), the investor will recognize short-term capital gain or loss with respect to the Call Option equal to the total Call Premium received minus the amount treated as paid to in satisfaction of the Call Option.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the U.S. federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the Securities are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of the issues raised in the notice could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

The notice indicates that it is possible the IRS may adopt a new position with respect to how the IRS characterizes income or loss (including, for example, whether the option premium might be currently included as ordinary income) on the Securities for U.S. holders of the Securities.

You should consult your tax advisor regarding the notice and its potential implications for an investment in the Securities.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it was not intended to be used, and cannot be used, by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Each taxpayer should seek advice based on such person's particular circumstances from an independent tax advisor.

Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.